RESERVE YOUR INVESTMENT

ABOUT COMMODORE HOSPITALITY, INC

Commodore Hospitality, Inc is an investment vehicle that will allow you to invest and travel simultaneously. We help you make the most out of your investment by providing top of the line hospitality benefits and amenities. This is possible by allowing investors the unique opportunity to invest in hotels and not only earn their share of appreciation and cashflow, but also earn credits every year that can be used to stay at any hotel across the Commodore Collection portfolio.

Commodore Hospitality, Inc uses the crowdfunding website WeFunder as the investing platform to raise capital. Wefunder is the leading equity crowdfunding platform and has built out a platform that makes the investment process easy to use. We intend to use raised capital to acquire, renovate, and operate hotels across the United States with our first fund focused on the South Central region.

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We are expecting to be approved to start taking investments in June 2021.

We are now taking investment reservations on our **Wefunder.**

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COMMODORE
COLLECTION

RESERVE YOUR INVESTMENT ON WEFUNDER

BACKGROUND



Our team will identify the best hospitality markets, underwrite these investments, acquire and renovate the hotel into a hotel worthy of the Commodore brand. We outsource our underwriting and asset management to our affiliate, 3E Management, LLC ("3E"). 3E has underwritten over $15 billion of commercial real estate transactions for our private equity, developer, and family office clients.

INVESTING MADE EASY

Find the investment tier that works best for you and your lifestyle and we will do the rest. Enjoy the benefits of our top of the line investor rewards and amenities.

Commercial Real Estate has historically been reserved for the ultra wealthy, however, recent crowdfunding regulations have opened up this market full of opportunity to most individuals across the country. Through our partnership with Wefunder, our investors can invest through their checking account, credit card, or through an IRA making this investment opportunity available to the masses.*

*Investments must meet Wefunder requirements

THINKING ABOUT INVESTING?



If you are thinking about investing with us, sign up to receive news on our upcoming hotel acquisitions and for updates on milestone achievements of our capital raise.

Investors in the Commodore Hospitality, Inc will receive their pro rata share of 40% of the operating cashflows of the hotel portfolio along with additional perks reserved only for investors. Upon the sale of a hotel, proceeds first go to pay off any outstanding debt, then will go 100% to the outstanding capital balance of our investors, then our investors will receive their pro rata share of 20% of the additional profits above the return of capital. This structure ensures that upon a sale, our investors will receive their capital back before the general partner shares in the cashflows. In total, a $500 investor will receive a credit in the amount of $165 every year, potential annual cashflow distributions, and will be able to share in the increased valuation of our hotels.

INVESTMENT BENEFITS

Annual Credits
With your investment, we offer annual credits to stay at any of our hotels. We hope to provide world-class standard hospitality to all of our investors as well as offer a range of amenities to make sure you enjoy your stay. Annual Credits vary depending on investment tiers. Credits will be applied to our investor's accounts as capital is deployed.

Annual Owners Meeting
Our Annual Owners Meeting is a yearly event held at one of our hotels where we discuss our yearly performance and future pipeline deals.

Rooms Named After Our Investors In Our Hotels
If you invest in our Tier 7 and onward, we will name one room or suite in a hotel after each investor in these tiers as a sign of our appreciation. Depending on the number of investors in these tiers, our goal is to make these all upgraded rooms.

All Expenses Paid Trip to the Commodore Hotel of Your Choosing
If you become a Tier 9 investor, we will provide an all expenses paid, one-week trip for two at the Commodore Collection hotel of your choosing. On that trip, you will have the opportunity to have a one-on-one dinner with the founders.

Investing Made Easy.

1.

✉

Sign up for email updates.

Visit our homepage and enter your information so we can keep you up to date on important information.

2.

🖥

Visit our WeFunder Page.

Once our offering is accepted by the SEC (expected May/June 2021), you will be able to start investing.

We are offering early bird terms and are now accepting investment reservations.

3.



Enjoy the benefits of your investment.

After our hotels are acquired, you will have access to your investment tier and reward status perks.

Coming Soon



INVESTMENT TIERS

Benefits for your Contribution

	TIER 1 $250-$499	TIER 2 $500-$999	TIER 3 $1,000-$1,999	TIER 4 $2,000-$2,999	TIER 5 $3,000-$4,999	TIER 6 $5,000-$9,999	TIER 7 $10,000-$19,999	TIER 8 $20,000-$29,999	TIER 9 $30,000+
ANNUALLY RECURRING CREDIT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	$1200	$1200	$1200	$1200	$1200
LIFETIME STATUS	-	BRONZE	SILVER	GOLD	PLATINUM	PLATINUM	DIAMOND	DIAMOND	DIAMOND
NAME ON FOUNDERS WALL					◇	◇	◇	◇	◇
2 BEVERAGES PER NIGHT						◇	◇	◇	◇
2 NIGHT STAY AT ANNUAL OWNERS' MEETING							◇	◇	◇
UPGRADED ROOM NAMED AFTER INVESTOR AT A CC HOTEL							◇	◇	◇
UNLIMITED DRINK ANY NIGHT AT ANY CC HOTEL								◇	◇
1 WEEK ALL EXPENSES PAID TRIP FOR 2 AT CC HOTEL OF CHOICE									◇
1 ON 1 DINNER WITH FOUNDERS									◇

The Commodore Collection Reward System

	BRONZE	SILVER	GOLD	PLATINUM	DIAMOND
INVESTMENT TIER LEVEL OR NUMBER OF STAYS TO QUALIFY:	Tier 1 10 Paid Stays	Tier 3 20 Paid Stays	Tier 4 30 Paid Stays	Tier 5 40 Paid Stays	– 50 Paid Stays
WATER BOTTLE AT CHECK-IN	◇	◇	◇	◇	◇
2PM LATE CHECKOUT	◇	◇	◇	◇	◇
10% OFF ON ROOM RATE	◇	◇	◇	◇	◇
1 FREE ALCOHOLIC BEVERAGE PER STAY		◇	◇	◇	◇
4PM LATE CHECKOUT			◇	◇	◇
VALET SERVICE			◇	◇	◇
15% OFF ON ROOM RATE			◇	◇	◇
INVESTOR POLO SHIRT				◇	◇
20% OFF ON ROOM RATE				◇	◇
$100 CC GIFT CERTIFICATE					◇

GEOGRAPHY

INVESTMENT LOCATIONS

An expected minimum of 75% of capital in Commodore Hospitality, Inc will be invested in the following geographies:

Texas, Louisiana, Arkansas, Oklahoma, New Mexico

Metropolitan Statistical Area (MSAs) greater than 1,000,000 people or distinct destination area



OUR FOUNDERS



"We think the hospitality industry, as well as commercial real estate as a whole, need to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd."

ERIC BERGIN
CHAIRMAN/CO-FOUNDER

Serial entrepreneur, Founder/Managing Member 3E Management, LLC, Co-Founder Top Shelf Models, LLC, Founder Top Shelf Academy, LLC, Former Director at multi-billion dollar private equity real estate shop.

email: eric@thecommodorecollection.com



"Growing up, my family had to make the conscious choice of do we want to travel or do we want to save our money? I want to try to eliminate that dilemma for as many people as I can."

CHRISTOPHER BIESANZ
CEO/CO-FOUNDER

Serial entrepreneur, Co-Founder Top Shelf Models, LLC, Vice President 3E Management,LLC, Master's of Science in Finance, Fund accounting, finance, operations background with CFO and CAO experience.

email: chris@thecommodorecollection.com

THE COMMODORE COLLECTION

6116 N Central Expressway, Suite 705
Dallas, TX 75206
email: eric@thecommodorecollection.com

chris@thecommodorecollection.com

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CC COMMODORE COLLECTION



MEDIA



A WORD FROM OUR FOUNDERS

Our founders Eric Bergin and Chris Biesanz are excited to share this opportunity with you.

Hear them answer some frequently asked questions about the project.

THE COMMODORE COLLECTION PITCH DECK

Interested in investing?
Click through the deck to read more about the investment details.



DOWNLOAD OUR DECK





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THE COMMODORE COLLECTION

6116 N Central Expressway, Suite 705
Dallas, TX 75206
email:
eric@thecommodorecollection.com

chris@thecommodorecollection.com

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INVESTOR UPDATE

APRIL 2021

OVERVIEW

We are excited to announce that our "Testing the Waters" campaign is now open for investment reservations through our portal on Wefunder. Wefunder is the leading equity crowdfunding platform, and we are excited to host our offering through them. The purpose of the Testing the Waters campaign is to start taking investment reservations for when our offering receives qualification from the SEC. This is a very critical component of our raise as it will help us better understand the Return on Ad Spend (ROAS) and allows us to project the total size of the fund and number of hotels we can acquire. By taking these reservations prior to qualification of the SEC, we will be able to calculate our ROAS more effectively and optimize our ad spend for when the offering is qualified so that we can obtain the maximum amount of investors for the lowest cost. Additionally, as an incentive to our first handful of investors in the company, we will be offering early bird terms. More details can be found on our website and through our Wefunder page. The best way to take advantage of these terms is to sign up now as we will be alerting those signed up when our offering is qualified. These reservations are non-binding, and no money will be



sent to Commodore until after the SEC has qualified the offering. Once the offering is accepted, we will ask everyone that has made reservations if they would like to complete their investment. This is anticipated to be late May/early June 2021.

RESERVE YOUR INVESTMENT ON WEFUNDER

HOW YOU CAN HELP

This phase of our offering is critical for our planning phase over the next 12 months. With our Testing the Waters going live, we would ask that you share this opportunity with your friends and family so that we can continue our grass roots growth in addition to our paid ad growth.

Thank you for your support.

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

INVESTOR UPDATE
MARCH 2021

OVERVIEW

Thank you for your support of The Commodore Collection. Our goal is to keep you informed of our capital raising, marketing, and investment analysis activities through regular updates. The Commodore Collection is a brand-new hotel company focused on acquiring hotels initially in the South-Central United States. Commodore Hospitality, Inc. is our soon-to-be SEC-registered investment platform where investors will invest as little as $250 to own a portion of the hotel portfolio. Our investment opportunity rewards investors in the form of annual, renewing credits that can be used at any hotel we acquire in our portfolio each and every year. It is a one-time investment with renewing credits every year as long as we own the hotels.



In addition, the investment in Commodore Hospitality is tied to the commercial real estate purchased with our investors participating in the cashflow and appreciation of the hotels. This is a revolutionary type of investment that has never been done before and has only recently been allowed by the SEC. Our goal is to combine the excitement of travel with the need for investment, and we are excited to be able to bring this offering to investors. We greatly appreciate your support, and plan on going live on our raise as soon as possible so we can start acquiring hotels and allowing you to use your credits.

LEGAL AND CAPITAL RAISING

This month, we have filed our A+ offering with the SEC for qualification. On average, it takes 71 days from submission to qualification, which means we are looking at being able to take actual investments late May or early June, but the actual date will depend on the SEC.

Prior to accepting investor contributions in a couple of months, we will be launching a "Testing the Waters" campaign which will be through our offering listing portal, Wefunder. More details on this will be released when we go live, but potential investors will be able to soft commit their investments with this campaign. This is a key component to our capital raise as it will allow us to understand the actual dollar investments that our initial marketing is expected to produce. In addition, the soft commitments will help us set our paid marketing budget to achieve our max capital raise. We plan to offer "early bird" terms to the first investors in the company. We expect the perks of being an early bird investor to include increased room credits every single year plus advance status for life. Soft committing through our Testing the Waters campaign is the best way to get in line for when the offering goes live to be able to get these early bird perks.

M A R K E T I N G

We have hired Hour One out of Los Angeles, CA as our marketing agency to supplement our internal marketing staff.

G I V E A W A Y

This month we ran our giveaway on Instagram to help bring awareness to the brand. We saw some great results as our followers grew ~11% during the giveaway.



L I V E   Q & A

We also held our first Instagram live session where we answered questions from our audience and gave updates on The Commodore Collection. We plan on hosting more live Q&A's so be sure to follow us on Instagram so you don't miss the next one!



F O L L O W   U S

PAID ADVERTISING

Lastly, we have begun running limited paid ads to validate our target audience through A/B testing. We have seen tremendous response, outperforming the industry average by a little more than 3x. These results were from our first week of ads which was before optimizing ads based on the audience. We are extremely encouraged by the results we are seeing which continues to boost confidence in our ability to raise the full amount we are targeting.



INVESTMENT ANALYSIS




Over the last few months, we have analyzed every hotel that has been marketed for sale in our target cities. We have identified several hotels that fit our criteria in the Dallas-Fort Worth area as well as in New Orleans, LA. We continue to evaluate hotels in all of our target cities and have a proprietary set of parameters on what passes and what fails as a potential investment.

We analyze the historical performance, forward-looking projections of the hotels, the location, hotel submarket, competitors, and then tour the hotels that pass the first round of analysis.









WHAT YOU CAN DO

We believe that what we are bringing to the table is revolutionary. We firmly believe that even though we are paying for marketing, our best marketing tool is our investors themselves. We ask that you share our platform with your friends and family so they too can get credits every single year so you can take those weekend trips you're always talking about.

We envision a world where you walk into a hotel like you own the place, **because you do.**

Thank you for your support.

Chris Biesanz Eric Bergin

CHRIS BIESANZ
CEO/Co-Founder

ERIC BERGIN
Chairman/Co-Founder

SUBSCRIBE

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We are expecting to be approved to start taking investments in June 2021.

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THE COMMODORE COLLECTION

6116 N Central Expressway, Suite 705
Dallas, TX 75206
email:
eric@thecommodorecollection.com

chris@thecommodorecollection.com

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THE COMMODORE COLLECTION INVESTMENT RESERVATION DISCLAIMER

We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind.

THE COMMODORE COLLECTION

6116 N Central Expressway, Suite 705
Dallas, TX 75206
email:
eric@thecommodorecollection.com

chris@thecommodorecollection.com

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FREQUENTLY ASKED QUESTIONS



+WHAT EXACTLY DOES THE COMMODORE COLLECTION DO?

Commodore Hospitality, Inc will acquire, renovate, and operate hotels in the South Central United States. We are looking at hotels in cities like Austin, New Orleans, Dallas, Ft. Worth, San Antonio, and Houston. This will hopefully be our first of many vehicles to build a portfolio of hotels across the country under The Commodore Collection flag. Our goal is to put hotels in cities where people actually want to go, whether that is for business or for leisure.

+WILL YOU EXPAND OUTSIDE OF THE SOUTH CENTRAL UNITED STATES?

Yes, although our first fund will be focused on the region we call our backyard, we do have plans to raise additional investment vehicles to expand into different regions but currently we are 100% focused on the South Central acquisition opportunities. The beauty of our setup is that future Commodore investment vehicles will put their hotels under the Commodore flag which will allow investors to use their credits at any hotel across the country that operates in the fund family under the Commodore flag.

+WHY WILL GUESTS CHOOSE TO STAY AT A COMMODORE HOTEL RATHER THAN OTHER MORE ESTABLISHED BRANDS?

With every hotel we purchase, we intend to perform renovations that will embody the region and local culture for where that hotel is located. Our goal is not to just become another traditional chain, but rather to give our guests an experience they would not have elsewhere. Some ideas include bringing in local artists to paint murals within the hotel, having local cuisine, and in some hotels, building out an all inclusive club level. We want our hotels to be destinations that people want to be a part of, not just another white box with some pictures on a wall. We will provide an experience to be remembered.

+HOW WILL INVESTORS MAKE MONEY?

Investors will get their return in a variety of ways. Primarily, our investors will receive annual, renewing credits which will be determined by the amount they invest. Additionally, the investor group will be entitled to their pro rata share of 40% of the cashflow from operations of the hotels. The better the hotel cashflows, the better the distributions to the investors. Finally, when a hotel is disposed, 100% of the cashflow from that sale will go to repay any outstanding capital of the investors. After capital has been fully returned, our investors will be entitled to their pro rata share of 20% of the additional profits from the sale.

+HOW LONG DO YOU PLAN ON HOLDING HOTELS?

Although we do not have a defined lifespan on the ownership, our objective is to hold the hotels for a minimum of 10 years.

+CAN YOU DESCRIBE YOUR UNDERWRITING PROCESS?

Building on our experience of modeling hotels for large and small private equity firms for the last 16 years, we have built a proprietary scorecard to ensure acquisition decisions are based on metrics supported by real estate fundamentals. We have relationships with a number of brokers who bring us marketed or off-market acquisitions that fit our criteria. When we receive an opportunity, we analyze the market, competitive set, STR reports, renovation needs, ADR, Occupancy, etc. and model into our proven and tested underwriting model. We evaluate every hotel with the intention of providing at least a 4% dividend annually to our investors. Although this dividend is not guaranteed, we are structuring the fund so that we as the GP do not get paid until our investors get paid. Each hotel is rated using the scorecard to help in our decision making. We then present the opportunity to our 8 full-time employees to provide an objective look with Mr. Bergin and Mr. Biesanz needing to unanimously approve each acquisition.

+DO YOU HAVE EXPERIENCE WITH REAL ESTATE INVESTMENT VEHICLES?

Yes, The Co-Founders have a large selection of fund clients (total Assets Under Management of more than $6.4 billion) who have hired them to run their fund models, calculate distribution waterfalls, or advise them on fund structuring. Mr. Bergin has guest lectured at Harvard Business School since 2012 and guest lectured at Stanford Graduate School of Business from 2012 – 2015 on Private Equity Real Estate Fund Management.

+WHY DID YOU CHOOSE THIS IDEA?

We think the hospitality industry as well as commercial real estate as a whole needs to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd. Growing up, our family always had to choose between investing and traveling. We hope to bring something to the world to change that dilemma.

+WHERE DO YOU SEE THE COMMODORE COLLECTION IN 5 YEARS?

Five years down the road we hope to have our capital fully developed, hotels within the portfolio renovated, and hotels stabilized and cash-flowing.

THE COMMODORE COLLECTION

6116 N Central Expressway, Suite 705
Dallas, TX 75206
email:
eric@thecommodorecollection.com

chris@thecommodorecollection.com

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THE COMMODORE COLLECTION ONLINE PRIVACY POLICY

This Website (www.commodorefunds.com) is provided by The Commodore Collection, who will receive the data that you provide. The Commodore Collection values your privacy and has established this Online Privacy Policy ("Policy") that describes how we use, disclose, and protect the information that we collect online from visitors to our Website. The The Commodore Collection Website is primarily used to promote, describe, distribute, and provide corresponding products and services ("Sign Up").

Collection of Personal Information

Information we collect directly from you. We collect information about you, including, but not limited to, name, e-mail address, physical address, phone number, account login and password, information about your employer, and contact information to stay updated with a Sign Up. The scope of information that we collect from you may vary depending upon your interaction with the Website.

Information we automatically collect. We may automatically collect the following information about your use of our Website through cookies, web beacons, and other technologies: your domain name, your browser type and operating system, web pages you view, links you click, your IP address, the length of time that you visit the site, the referring URL, or the webpage that led you to our Website.

How We Use Your Information

We use the information that we gather about you through our Website for the following purposes:

- To respond to your inquiry or to your request for a call or quote, and for other customer service purposes;

- To schedule and provide information and updates included with your Sign Up or to provide additional support requested by you;

- To tailor the content and information that we may send or display to you, to offer location customization, personalized help and instructions, and to otherwise personalize your experiences while using our Website;

- For marketing and promotional purposes, such as to provide information to you about recommended products and services;

- To authenticate registered users of the Website;

- To enable you to view and access the information about your prior purchases; and

- To better understand how users access and use our Website, to improve our Website, respond to user desires and preferences, and for other research and analytical purposes.

How We Share Your Information

With your consent through acceptance of this Policy, The Commodore Collection may share your information with affiliated and non-affiliated third parties that would like to offer you their own products and services through this Website. This Online Privacy Policy does not cover the use of personal information by these affiliated and non-affiliated third parties. We may share this information with the following persons and for the following purposes:

- Affiliated Companies. We may share your information with affiliated companies that may offer you products and services related to the Top Shelf Product that you purchased or inquired about.

- Service Providers. We may disclose personal information collected from you to third-party vendors, service providers, contractors, or agents. These service providers may include marketing companies. We may also share your information with service providers that assist us in maintaining our network and assisting with customer service.

- Payment Processors. We may disclose personal information collected from you to third-party payment processors for the purpose of completing your purchase of a Top Shelf Product or other product or service offered by The Commodore Collection.

- Joint Marketers. We may disclose personal information collected from you to financial companies which we have a joint marketing agreement for the purpose of marketing our products and services to you as well as products and services that we jointly offer to you

- Business Transfers. If we are acquired by or merged with another company, if substantially all of our assets are transferred to another company, or as part of a bankruptcy proceeding, we may transfer the information we have collected from you to the other company.

- In Response to Legal Process. We also may disclose the information we collect from you in order to comply with the law, a judicial proceeding, court order, or other legal process, such as in response to a subpoena.

- To Protect Us and Others. We also may disclose the information we collect from you where we believe it is necessary to investigate, prevent, or take action regarding illegal activities, suspected fraud, situations involving potential threats to the safety of any person, or violations of our Terms of Use or this Policy, or as evidence in litigation.

- Aggregate and De-Identified Information. We may share aggregate or de-identified information about users with third parties for marketing, advertising, research, or similar purposes.

Tracking Visitors To Our Website

We may use cookies and other tracking mechanisms to track aggregate information about your use of our Website. We may combine this information with personal information about you. We may also engage third parties to track and analyze data about our Website. We do not process or comply with any web browser's "do not track" signal or other similar mechanism that indicates a request to disable online tracking of individual users who visit our Website.

Request to Opt Out

If you would like to (1) request certain details about the information that we have collected from you, or (2) request certain details about how that information is shared with third parties for marketing purposes, please contact us at eric@thecommodorecollection.com.

Security

The Commodore Collection seeks to protect the personal information that you provide to us. This is why we have implemented commercially reasonable precautions, including, but not limited to, password protection, encryption, SSL, firewalls, and internal restrictions on the access of data. However, no data security measures can guarantee 100% security. We do not guarantee or warrant that any part of our Website or the files on our Website are free from viruses or other harmful code. We do not guarantee or warrant that any part of the website is free from viruses or other harmful code. The Commodore collection disclaims any warranties or guarantees with respect to the treatment of your information by any third parties.

Security of Information Transmissions

Information you provide to us when filling out secure forms on our Website, as well as information we supply when visiting those areas, is protected while passing through the Internet using encryption technology called Secure Sockets Layer or SSL. Your browser will indicate when you are within a secure area of our Website by displaying a symbol, such as a locked padlock or an unbroken key. Although we will use reasonable efforts to safeguard the confidentiality of your information, Internet transmissions cannot be made absolutely secure. We are not liable for the unintended disclosure of information due to errors in transmission or unauthorized acts of or breaches of security by third parties. The Commodore Collection disclaims any warranties or guarantees with respect to the treatment of your information by any third parties.

Advertising

We may use third parties such as network advertisers to display advertisements on our Website. Network advertisers are third parties that display advertisements based on your visits to our Website as well as other websites. This enables us and these third parties to target advertisements by displaying ads for products and services in which you might be interested. Third-party ad network providers, advertisers, sponsors, and/or traffic measurement services may use technologies to measure the effectiveness of their ads and to personalize advertising content to you. These third-party technologies are governed by each third party's specific privacy policy, not this one.

Links To Third-Party Websites

Our Website may be reached by links from or contain links to other websites ("third-party websites") that are not owned or controlled by us. These third-party websites may have privacy policies controlling the collection and use of personal information about you that are different from our Policy. This Policy does not apply to those third-party websites. A link to or from a third-party website is not an endorsement by us of the website, its content, its privacy practices or its sponsoring organization, and we are not responsible for the practices, content, or accuracy of third-party websites.

Children Under 16

This Website is not directed toward children. We do not knowingly collect or post information from children under the age of 16.

Changes To Our Online Privacy Policy

This Policy is effective as of March 9, 2020. We reserve the right to change this policy. If we change it, we will post the current privacy policy on this page. Any changes to this policy will be effective as of the day those changes are posted.

Contact Us

If you have any questions about this Online Privacy Policy, please contact eric@thecommodorecollection.com.

THE COMMODORE COLLECTION

6116 N Central Expressway, Suite 705
Dallas, TX 75206
email:
eric@thecommodorecollection.com

chris@thecommodorecollection.com

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